Haights Cross Communications	Paul J. Crecca
10 New King Street	EVP & Chief Financial Officer
White Plains, NY 10604	Phone 914.289.9420
Fax 914.289.9402
PJCrecca@Haightscross.com

July 14, 2006
VIA EDGAR AND FACSIMILE
Ms. Jean Yu
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Haights Cross Communications, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 22, 2006
File No. 333-109381

SEC Comment Letter, dated June 30, 2006
Dear Ms. Yu:
     This letter responds to the Staff’s comments on the Haights Cross Communications, Inc. (the “Company”) (i) Form 10-K for the year ended December 31, 2005 and (ii) response to the Staff’s letter dated June 8, 2006, in each case as set forth in the Staff’s letter dated June 30, 2006. For your convenience, we have repeated your comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Form 10-K for the year ended December 31, 2005
     Consolidated Balance Sheets, page 54
     1.     We note from your response to our prior comment number two that in connection with sale of your shares and warrants held by DLJ to other third parties, you amended the terms of your Series B preferred stock to clarify that unpaid cash dividends would accrue on a compounded basis, and concurrent with the amendment, DLJ also returned to you a portion of your Series B preferred stock and warrants to purchase shares of your Series A preferred stock

Securities and Exchange Commission
July 14, 2006

and common stock. We also note as a result of the return and cancellation of the Company’s shares and warrants, you recorded a deferred gain of $4.8 million. In this regard, based upon your response and disclosures in the notes to the consolidated financial statements it does not appear that any other consideration was required in exchange for the return of your shares and warrants. Please clarify for us and revise your notes in future filings to also disclose why you believe that DLJ was willing to return such shares and warrants for no economic benefit in return. Your response and revised disclosures should describe the underlying business reason(s) that incentivized DLJ to consummate the transaction for the return of the Series B preferred stock and related warrants. Also, tell us why it does not appear any value was assigned to the warrant to purchase 743,148 shares of your common stock which was returned as part of the transaction. We may have further comment upon receipt of your response.
     Company Response:
     On December 10, 1999, DLJ Merchant Banking Partners II, L.P. and its affiliates (the “DLJ Parties”) acquired 2,000,000 shares of the Company’s Series B Senior Preferred Stock (the “Series B Preferred”), warrants to purchase 2,882 shares of the Company’s Series A Preferred Stock (the “Series A Preferred”), and warrants to purchase 2,778,218 shares of the Company’s Common Stock. In connection with this acquisition, the Company entered into an agreement with the DLJ Parties (the “Investors Agreement”) pursuant to which DLJ Merchant Banking Partners II, L.P. acquired the right to designate one member of the Company’s board of directors, the approval of which member was required before the Company could enter into various transactions, including, without limitation, any incurrence, assumption or guarantee by the Company of any indebtedness for borrowed money.
     During the period prior to January 22, 2004, the Company became aware that the DLJ Parties desired to sell their Series B Preferred and related warrants to institutional investors. The Company viewed such a sale as a positive event, insofar as the sale would result in, among other things, the elimination of the DLJ Parties’ designated board seat and related board approval rights.
     During the sale process, the DLJ Parties alerted the Company to a potential ambiguity in the terms of the Series B Preferred. Under the terms of the Series B Preferred, during the period from December 10, 1999 to December 31, 2004, dividends on the Series B Preferred, in the amount of 16% per annum of the liquidation value of such shares, were payable through quarterly accretion to the liquidation value of such shares (e.g., the dividends accrued and were compounded quarterly). Following December 31, 2004 (the “Cash Pay Date”), dividends on the Series B Preferred became payable in cash beginning with the dividend due on March 31, 2005.
     The ambiguity in the terms of the Series B Preferred related to whether, following the Cash Pay Date, dividends that were not paid in cash were added to the liquidation value of the shares on a quarterly basis for purposes of calculating the amount of the subsequent dividend (as

Securities and Exchange Commission
July 14, 2006

was the case prior to the Cash Pay Date). The practical effect of this ambiguity was that it was apparently unclear to certain potential purchasers of the Series B Preferred whether dividends not paid in cash would compound on a quarterly basis, which is an issue that would affect the market valuation of the Series B Preferred. The DLJ Parties informed the Company that, in the absence of an amendment to the terms of the Series B Preferred to clarify that unpaid cash dividends would continue to accrue on a quarterly compounding basis, the DLJ Parties’ sale transactions likely would not be consummated. After discussion, and presumably as a result of a desire by the DLJ Parties to effect the sale transactions on a timely basis, the DLJ Parties offered to allow the Company to redeem shares of Series B Preferred with a liquidation value of $5 million, together with warrants to purchase a pro rata number of shares of Series A Preferred and Common Stock, in consideration for implementing the clarifying amendment and for no other cash consideration. In making the decision to seek board and stockholder approval for the clarifying amendment, the Company determined that, notwithstanding the ambiguity, the terms of the Series B Preferred did in fact provide for unpaid dividends to continue to compound after the Cash Pay Date in a manner consistent with the compounding of accruing dividends before the Cash Pay Date, and it also considered the benefits to the Company of the sale transaction proceeding as planned and the redemption and cancellation of the Series B Preferred shares and related warrants. The Company ultimately decided that implementing the clarifying amendment was in the best interests of the Company and its stockholders.
     In future filings, we will include the following disclosure regarding the transaction with the DLJ Parties related to our Series B Preferred:
     On January 22, 2004, the DLJ Parties sold substantially all of their shares of Series B Preferred and warrants to purchase Series A Preferred and Common Stock to third parties. In connection with the sale of shares and warrants by the DLJ Parties, (i) the terms of the Series B Preferred were amended to clarify that unpaid cash dividends would accrue on a quarterly compounded basis, and (ii) an investor’s agreement among the Company and the DLJ Parties was amended to eliminate the DLJ Parties’ Board designation right and related director approval rights, and the DLJ Parties’ board designee resigned from the Company’s board of directors. In consideration for the amendment to the terms of the Series B Preferred, the DLJ Parties returned to the Company for cancellation 104,770 shares of Series B Preferred with an aggregate liquidation value of $5,000,000, warrants to purchase 778 shares of Series A Preferred with a carrying value of $778,000 and warrants to purchase 743,148 shares of Common Stock. In connection with the return and cancellation of the Series B Preferred shares, the Company reversed $904,462 of discount and fees representing the pro rata portion of the unamortized discount and issuance costs of the Series B Preferred, resulting in a net deferred gain of $4,873,530 which is being amortized against interest expense over the remaining term of the Series B Preferred.
     As of December 1999, with respect to the warrants issued to the DLJ Parties, the Company had initially valued the warrants to purchase shares of the Common Stock at

Securities and Exchange Commission
July 14, 2006

approximately $0.57 per warrant share (split adjusted), using the Black-Scholes option pricing model, aggregating approximately $1,556,000 at the date of issuance, which was recorded as a credit to equity and a debit to the Series B Preferred discount. As previously noted, a portion of the Series B Preferred discount and fees was reversed upon the redemption of the Series B Preferred shares. Please refer to the response to Comment 3 for the applicable journal entry descriptions. At the time of the redemption of the Series B Preferred shares, there was no accounting entry to record for the return of the Common Stock warrants as such entry would have been a debit and offsetting credit within stockholders’ deficit since it would be inappropriate to record a gain or loss on an equity instrument of the Company that had been recorded within permanent equity.
     2.     We note from your response that you evaluated and concluded the amendment did not represent a substantial modification in the terms of the existing agreement as defined in EITF No. 96-19. Please provide us with your cash flow analysis which supports your belief that the modification, including the return of the shares and warrants for little or no consideration, did not represent a substantial modification in the terms of the existing agreement.
     Company Response:
     The Company’s position that the amendment to the terms of the Series B Preferred described above did not represent a substantial modification to the terms of the existing agreement as defined in EITF 96-19 is based on two factors: (i) the change in language did not modify the terms under which cash dividends were to compound if unpaid, and (ii) the relative value of the shares and warrants returned to the Company was under the 10% floor described in EITF No. 96-19.
     It is the Company’s view that the amendment to the terms of the Series B Preferred simply amounted to a clarification of existing terms, and not a modification. Potential purchasers of the Series B Preferred from the DLJ Parties’ apparently believed that there was a degree of uncertainty as to whether, after the Cash Pay Date, dividends not paid in cash would compound on a quarterly basis, which, combined with timing considerations, presumably prompted the DLJ Parties to make the redemption offer in consideration for effecting the amendment. As noted above, however, in making the decision to seek board and stockholder approval for the clarifying amendment, the Company determined that, despite its ambiguity, the language of the existing terms of the Series B Preferred did in fact provide for the compounding of unpaid cash dividends after the Cash Pay Date in a manner consistent with the compounding of accruing dividends before the Cash Pay Date. Accordingly, the Company viewed the amendment as a clarification only, and not a modification.
     In addition, the relative value of the shares and warrants returned constituted approximately 5% of the total liquidation value of the Series B Preferred at the time of the amendment, which is less than the 10% threshold prescribed in EITF No. 96-19 for constituting a

Securities and Exchange Commission
July 14, 2006

substantial modification. The Company’s calculation was based on the analysis, produced below, that compared the liquidation values of the 104,770 shares of Series B Preferred and the warrants to purchase 778 shares of Series A Preferred to the total liquidation value of the Series B Preferred on the amendment date of January 22, 2004. These values approximate the present value of the instruments at that date. Inasmuch as there was no other change in principal, dividend rates or maturity dates, this analysis reflects the present value of the effect of the change in cash flows at the date of the modification. The Company did not attribute any value in this analysis to the Common Stock warrants that were returned under the belief that such value would be de minimis.

Liquidation value of 104,770 shares of Series B Preferred returned	$5,000,000
Liquidation value of warrants to purchase 778 shares of Series A Preferred	$778,000
Total approximate present value received	$5,778,000
Total liquidation value of the Series B Preferred on January 22, 2004	$114,536,816
Total present value as a percentage of total liquidation value	5%
     Note 12. Equity and Redeemable Preferred Stock, page 74
     3.     We note your response to prior comment number three in which you provide the significant terms of the transactions in which you cancelled 1,194,814 warrants to acquired common stock and 1,245 warrants to acquire Series A preferred stock in the two separate Series B senior preferred stock retirement transactions. Please explain to us in detail how such transactions, including the return of the warrants to purchase shares of the Company’s Series A preferred stock and common stock were recorded within your financial statements. As part of your response, you may consider using journal entries if it provides for a clearer understanding of how the transactions were accounted for within your financial statements. We may have further comment upon receipt of your response.
     Company Response:
     The January 22, 2004 transaction was recorded within our financial statements by:
•	removing or debiting the original issuance price and accretion on the 104,770 shares of the Series B Preferred canceled, which totaled $5,000,000;

•	removing or crediting the unamortized discount on the Series B Preferred based on a pro rata calculation of $904,462;

•	removing or debiting the Series A Preferred for the value of the 778 Series A Preferred warrants returned to the Company in the amount of $777,992 (the face value of the Series A Preferred less the exercise price per share under the warrants of $0.01); and

Securities and Exchange Commission
July 14, 2006

•	recording or crediting the deferred gain on Series B Preferred retirement account for the difference of $4,873,530. Subsequently, this deferred gain is being amortized as a reduction to interest expense over the life of the Series B Preferred.
     The journal entry was recorded as follows:
     1/22/04 Series B Preferred share cancellation (DLJ Transaction)

	Debit	Credit
Series B senior preferred stock (1)	5,000,000.00
Series B senior preferred stock (2)		904,462.00
Series A preferred stock (3)	777,992.22
Deferred gain on Series B senior preferred stock		4,873,530.22

(1)	104,770 shares @ $25 par value ($2,619,250) plus accumulated accretion (16%) from 12/10/99 through 1/22/04 of $2,380,750

(2)	Prorated portion of unamortized discount on series B senior preferred stock or 22.4% of unamortized discount ($4,033,156) as of 1/22/04

(3)	778 Series A stock warrants @ $999.99 value ($0.01 exercise price)
     In reviewing the calculations of the reversal of the prorated portion of the unamortized discount as described in (2) above in connection with this response, we noted that there was an error in the calculation. The effect of this error was that the unamortized discount which should have been reversed was $176,064 rather than the $904,462 recorded above, and the deferred gain should have been $5,601,928 rather than the $4,873,530 recorded above. However, this error would not have had any impact on the Company’s statements of operations in any period as the deferred gain is being amortized over the same period as the unamortized discount and such amounts would offset each other within the interest expense account during the amortization period. In our next filing we will record a reclassification entry on our balance sheet to adjust for the difference in the deferred gain on the Series B Preferred and the unamortized discount on the Series B Preferred.
     The February 2, 2004 transaction was recorded within our financial statements by:
•	crediting cash for the $13,999,044 paid to redeem the 295,000 shares of Series B Preferred at a 1% discount to then current liquidation value;

Securities and Exchange Commission
July 14, 2006

•	removing or debiting the original issuance price and accretion on the 295,000 shares of Series B Preferred, which totaled $14,140,449;

•	removing or debiting the Series A Preferred for the value of the 467 Series A Preferred warrants returned to the Company in the amount of $466,995 (the face value of the Series A Preferred less the exercise price per share under the warrants of $0.01); and

•	removing or crediting the unamortized discount on the Series B Preferred based on a pro rata calculation of $547,919 and by recording or crediting Other Income for the resulting $60,481 gain.
     The journal entry was as follows:
     2/2/04 Series B Preferred share retirement

	Debit	Credit
Series B senior preferred stock (1)	14,140,449.45
Cash (2)		13,999,044.00
Series B senior preferred stock (3)		547,919.00
Series A preferred stock (4)	466,995.33
Other expense(income)		60,481.78

(1)	295,000 shares @ $25 par value ($7,375,000) plus accumulated accretion (16%) from 12/10/99 through 2/2/04 of $6,765,449.45

(2)	2/2/04 Liquidation value of series B preferred stock shares being retired ($14,140,449.45) less 1% discount of $141,405

(3)	Prorated portion of unamortized discount on series B senior preferred stock or 17.4% of unamortized discount ($3,143,823) as of 2/2/04

(4)	467 Series A stock warrants @ $999.99 value ($0.01 exercise price)
***
     We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
July 14, 2006

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (914) 289-9400.

Very truly yours, Haights Cross Communications, Inc.
/s/ Paul J. Crecca
Paul J. Crecca
Executive Vice President and Chief Financial Officer

cc:	Ms. Linda Cvrkel, Branch Chief
David P. Lewis, Esq.